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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CCA Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

124867102

(CUSIP Number)

Jared Bluestein
1114 Avenue of the Americas, Forty First Floor, New York, New York 10036
(212) 380-2230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 124867102

1.	Name of Reporting Person: Alexander Enterprise Holdings Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 310,800

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 310,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 310,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.0%

14.	Type of Reporting Person (See Instructions): CO

Page 2 of 11 Pages

Item 1.	Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $.01 per share (the “Shares”), of CCA Industries, Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 200 Murray Hill Parkway, East Rutherford, New Jersey 07073.

Item 2.	Identity and Background.
     This Statement is being filed by Alexander Enterprise Holdings Corp. (the “Reporting Person”).
     1. Alexander Enterprise Holdings Corp.
(a) Alexander Enterprise Holdings Corp. is a British Virgin Island corporation and a wholly owned subsidiary of Berggruen Holdings Ltd., a British Virgin Islands corporation. All of the shares of Berggruen Holdings Ltd. are owned by Tarragona Trust, a British Virgin Island trust. The trustee of Tarragona Trust is Maitland Trustees Limited, a British Virgin Island corporation.
     Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) present principal occupation or employment, (c) business address of principle employment, (d) citizenship, of each executive officer and director of Alexander Enterprise Holding Corp., Berggruen Holdings Ltd., and Maitland Trustees Limited, and (e) the name of any corporation or other organization in which such occupation or employment is conducted.
(b) The address of the principal office of Alexander Enterprise Holdings Corp. is 1114 Avenue of the Americas, Forty First Floor, New York, New York 10036.
(c) The principal business activities of Alexander Enterprise Holdings Corp. is that of a private investment company engaging in the purchase and sale of securities for its own account.
(d) During the past five years, Alexander Enterprise Holdings Corp. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Alexander Enterprise Holdings Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Except as set forth on Schedule B hereto, during the last five years, to the best of the Reporting Person’s knowledge, none of the Reporting Person’s directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 3 of 11 Pages

Item 3.	Source and Amount of Funds or Other Considerations.
     The source and amount of funds used by Alexander Enterprise Holdings Corp. in making its purchases of the shares of Common Stock beneficially owned by the Reporting Person are set forth below:

Source of Funds:	Amount of Funds

Investment Capital	$2,929,664.86

Item 4.	Purpose of Transaction.
     The Shares acquired by the Reporting Person have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business.
     The Reporting Person intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.
     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Page 4 of 11 Pages

(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
(a) The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Person is the beneficial owner of 310,800 Shares representing 5.0% of the outstanding shares of the Issuer’s Shares. The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding as of November 15, 2005 by the Issuer in its quarterly report on Form 10-Q/A for the quarterly period ended August 31, 2005, and filed with the Securities and Exchange Commission on November 15, 2005.
     Except as disclosed in this Item 5(a), neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedules A and B to this Statement beneficially owns any Shares or has the right to acquire any Shares.
(b) Alexander Enterprise Holdings Corp. has the power to vote or to direct the vote or dispose or direct the disposition of 310,800 Shares. The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.
(c) Transactions During the Past 60 Days:
a. On December 6, 2005, the Reporting Person purchased 5,000 Shares at a price of $7.95.
b. On December 7, 2005, the Reporting Person purchased 5,600 Shares at a price of $7.95.
c. On December 9, 2005, the Reporting Person purchased 200 Shares at a price of $7.95.
     Except as disclosed in this Statement, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedules A and B to this Statement has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

Page 5 of 11 Pages

(d) To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The response to Item 3 is incorporated herein by reference.
     Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any of the persons named in Schedules A and B to this Statement or between the Reporting Person and any other person or, to the best of its knowledge, any person named in Schedules A and B to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.
Not applicable.

Page 6 of 11 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

December 14, 2005	Alexander Enterprise Holdings Corp.

/s/ Jared Bluestein

Signature

Jared Bluestein/Director

Page 7 of 11 Pages

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON
Directors of Alexander Enterprise Holdings Corp. and Berggruen Holdings Ltd.:

Name	Principal	Name/Principal	Citizenship
	Occupation/	Business/Address of
	Employment	Principal Employment

Nicolas Berggruen	President of Berggruen Holdings, Inc.	Berggruen Holdings, Inc. 1114 Avenue of the Americas Forty First Floor New York, NY 10036	United States
Jared Bluestein	Chief Operating Officer of Berggruen Holdings, Inc.	Berggruen Holdings, Inc. 1114 Avenue of the Americas Forty First Floor New York, NY 10036	United States
Graham Cook	Managing Director of TMF Limited and of Bison Financial Services Limited	Bison Financial Services Ltd Mill Mall, PO Box 964 Road Town, Tortola British Virgin Islands	United Kingdom
Senior Level Employees of Maitland Trustees Limited:

Name	Principal	Name/Principal	Citizenship
	Occupation/	Business/Address of
	Employment	Principal Employment

S Georgala	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	Luxembourg
RC Kerr	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	Ireland
AF Knight	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	United Kingdom
JB Mills	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	Ireland
Page 8 of 11 Pages

HRW Troskie	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	The Netherlands
PJ Wentzel	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	South Africa
RJ Whillis	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	Canada
RL Worsdale	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	South Africa
EW Wilkinson	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	United Kingdom
Associated Corporations/Organizations:

Name	Place of	Principal Business	Address of Principle
	Incorporation		Business/Principle Executive Office

Berggruen Holdings, Ltd.	British Virgin Islands	Investment Company	1114 Avenue of the Americas Forty First Floor New York, New York 10036
Tarragona Trust	British Virgin Islands	Trust	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles
Maitland Trustees Limited	British Virgin Islands	Corporate Trustee of Tarragona Trust	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles
Page 9 of 11 Pages

SCHEDULE B
LIST OF PERSONS SUBJECT TO ITEMS 2(d) AND 2(e)
Not applicable.
Page 10 of 11 Pages

EXHIBIT INDEX
Not applicable.
Page 11 of 11 Pages